

For Immediate Release
TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FOURTH QUARTER AND YEAR END 2014 FINANCIAL RESULTS

CALGARY, ALBERTA (March 12, 2015) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces its financial and operating results for the year ended December 31, 2014. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management's Discussion and Analysis (the "MD&A") for the years ended December 31, 2014 and 2013. Bellatrix's audited Consolidated Financial Statements and Notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,	
	2014	**2013**	**2014**	**2013**
SELECTED FINANCIAL RESULTS				
(CDN$000s except share and per share amounts)				
Revenue (before royalties and risk management [1])	130,160	83,455	583,467	291,891
Funds flow from operations [2]	61,757	39,349	270,753	143,459
Per basic share [3] [2]	$0.32	$0.31	$1.48	$1.27
Per diluted share [3]	$0.32	$0.30	$1.46	$1.24
Cash flow from operating activities	90,459	38,025	294,828	128,458
Per basic share [3]	$0.47	$0.30	$1.61	$1.14
Per diluted share [3]	$0.47	$0.29	$1.59	$1.11
Net profit	54,830	22,195	163,123	71,675
Per basic share [3]	$0.29	$0.17	$0.89	$0.63
Per diluted share [3]	$0.29	$0.17	$0.88	$0.62
Capital – exploration and development	81,873	101,232	504,467	281,009
Capital – corporate assets	3,346	4,282	11,163	9,270
Property acquisitions	148,857	10,385	176,428	13,386
Capital expenditures – cash	234,076	115,899	692,058	303,665
Property dispositions – cash	(1,435)	(16,700)	(9,809)	(70,942)
Total net capital expenditures – cash	232,641	99,199	682,249	232,723
Corporate acquisitions and other non-cash items	64,612	607,727	88,616	608,078
Total capital expenditures – net [2]	297,253	706,926	770,865	840,801
Long-term debt	549,792	287,092	549,792	287,092
Adjusted working capital deficiency [2]	87,934	108,390	87,934	108,390
Total net debt [2]	637,726	395,482	637,726	395,482
Total assets	2,213,485	1,555,180	2,213,485	1,555,180
Total shareholders' equity	1,248,317	903,874	1,248,317	903,874

SELECTED OPERATING RESULTS		Three months ended December 31,		Year ended December 31,	
		2014	2013	2014	2013
Average daily sales volumes					
Crude oil, condensate and NGLs	(bbls/d)	13,204	7,564	12,469	6,489
Natural gas	(mcf/d)	178,443	98,423	153,575	92,042
Total oil equivalent	(boe/d) [4]	42,945	23,968	38,065	21,829
Average realized prices					
Crude oil and condensate	($/bbl)	71.92	82.46	91.41	91.45
NGLs (excluding condensate)	($/bbl)	31.26	46.20	42.74	43.85
Crude oil, condensate and NGLs	($/bbl)	50.17	66.75	67.47	72.29
Crude oil, condensate and NGLs (including risk management [1])	($/bbl)	57.16	64.32	65.14	69.82
Natural gas	($/mcf)	4.01	3.89	4.77	3.49
Natural gas (including risk management [1])	($/mcf)	4.08	3.97	4.39	3.71
Total oil equivalent	($/boe)	32.07	37.05	41.33	36.18
Total oil equivalent (including risk management [1])	($/boe)	34.51	36.59	39.03	36.42
Net wells drilled		7.1	21.4	59.1	52.8
Selected Key Operating Statistics					
Operating netback [2]	($/boe)	16.12	21.10	24.34	20.76
Operating netback [2] (including risk management [1])	($/boe)	18.56	20.64	22.04	20.99
Transportation	($/boe)	1.05	1.02	1.17	0.88
Production	($/boe)	9.57	8.70	8.64	8.74
General & administrative	($/boe)	2.33	2.53	1.83	2.03
Royalties as a % of sales (after transportation)		17%	17%	18%	16%
COMMON SHARES					
Common shares outstanding		191,950,576	170,990,605	191,950,576	170,990,605
Share options outstanding		10,913,337	11,182,963	10,913,337	11,182,963
Fully diluted common shares outstanding		202,863,913	182,173,568	202,863,913	182,173,568
Weighted average shares [3]		191,579,631	130,875,349	184,947,822	115,768,436
SHARE TRADING STATISTICS					
TSX and Other [5]					
(CDN$, except volumes) based on intra-day trading					
High		7.03	8.52	11.65	8.52
Low		3.45	6.65	3.45	4.03
Close		4.23	7.81	4.23	7.81
Average daily volume		3,166,506	2,678,523	2,683,578	1,336,726
NYSE [6]					
(US$, except volumes) based on intra-day trading					
High		6.28	8.43	10.70	8.43
Low		2.97	6.38	2.97	4.10
Close		3.64	7.33	3.64	7.33
Average daily volume		547,567	171,620	384,007	99,851

[1] *The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.*

The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

[2] *The terms "funds flow from operations", "funds flow from operations per share", "total net debt", "operating netbacks", "total capital expenditures – net", and "adjusted working capital deficiency (excess)" do not have a standard meaning under generally accepted accounting principles ("GAAP"). Refer to "Non-GAAP and other measures" disclosed at the end of the Press Release.*

[3] *Basic weighted average shares for the year ended December 31, 2014 were 183,216,536 (2013: 112,927,251). Basic weighted average shares for the three months ended December 31, 2014 were 191,579,631 (2013: 127,489,592).*

In computing weighted average diluted earnings per share and weighted average diluted cash flow from operating activities and funds flow from operations per share for the year ended December 31, 2014, a total of 1,731,286 (2013: 2,841,185) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options, resulting in diluted weighted average common shares of 184,947,822 (2013: 115,768,436).

In computing weighted average diluted earnings per share and weighted average diluted cash flow from operating activities and funds flow from operations per share for the three months ended December 31, 2014, a total of nil (2013: 3,385,757) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options, resulting in diluted weighted average common shares of 191,579,631 (2013: 130,875,349).

[4] *In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), a boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.*

[5] *TSX and Other includes the trading statistics for the Toronto Stock Exchange ("TSX") and other Canadian trading markets.*

[6] *Effective October 6, 2014, Bellatrix transferred the listing of its common shares from NYSE MKT to the New York Stock Exchange ("NYSE"). The common shares trade on the NYSE under the same ticker symbol, "BXE", as was used on the NYSE MKT listing and is currently used on the TSX listing.*

PRESIDENT'S MESSAGE

In 2014, Bellatrix successfully completed the most active year in the Company's history. Our operational results continue to demonstrate a long track record of consistent growth and profitability on an absolute and per share basis. Over the past five years, the Company has achieved compound annual growth on a per share basis of 23% in production, 32% in reserves, 27% in funds flow from operations, and 71% in net earnings. Year (2014) over year (2013) the Company successfully achieved growth in annual average production of 74%, proved plus probable ("2P") reserves growth of 18%, funds flow from operations increased 89% while net earnings ballooned 128%.

Highlights

- Record full year average production of 38,065 boe/d, up 74% compared with 2013

- Generated positive earnings for fiscal year 2014 of $163 million or $0.89 per basic share

- Increased funds flow from operations to $1.48 per share, up 17% year over year

- Significant value added through the drill bit with 100% drilling success rate; 2P reserves grew to 250.1 mmboe up 18% from year end 2013

- Before production proved ("1P") reserves grew by 50.3 mmboe

- Proved Developed Producing ("PDP") (NPV10 before tax) value of $4.85 per basic share

- A $2.1 billion 2P reserve value at year end (NPV10 before tax)

- Strong finding, development and acquisition ("FD&A") costs of $13.22/boe (2P including changes in future development capital) reinforcing our continued success as a low cost finder of hydrocarbons

- 3 year average FD&A costs of $10.05/boe (2P including changes in future development capital), solidifying a strong 3-year average recycle ratio of 2.2x

- After adjusting for debt at year end, and utilizing the 2P reserves value (NPV10 before tax) inclusive of land value and seismic, net asset value is estimated at $9.01 per basic share as of December 31, 2014

- Successfully reduced operating costs to $8.64/boe for the year ended December 31, 2014

- Added significant infrastructure investments including 24,200 horse power of compression with capacity of 144 mmcf/d, a total of 82 kilometers of 6, 8, and 12 inch oil and gas group lines, two oil batteries with 4,200 bbl/d of

liquids and 49 mmcfd of natural gas processing capacity and investment in Phase 1 of Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at the Alder Flats area of Alberta (the "Bellatrix Alder Flats Plant")

- The Company successfully drilled 110 Gross (59.1 net) wells yielding a total of 380 km (238 miles) of borehole including 150 km (94 miles) of horizontal lateral section

OPERATIONS HIGHLIGHTS

- Sales volumes for the year ended December 31, 2014 increased by 74% to average 38,065 boe/d (weighted 67% natural gas and 33% crude oil, condensate and NGLs) compared to 21,829 boe/d in 2013. Sales volumes for the three months ended December 31, 2014 averaged 42,945 boe/d (weighted 69% natural gas and 31% crude oil, condensate and NGLs), an increase of 79% from an average of 23,968 boe/d realized in the fourth quarter of 2013.

- Bellatrix invested $504.5 million on exploration and development capital projects, excluding property acquisitions and dispositions, during the year ended December 31, 2014, compared to $281.0 million in 2013. During the three months ended December 31, 2014, Bellatrix spent $81.9 million on exploration and development capital projects, excluding property acquisitions and dispositions, compared to $101.2 million in the same period in 2013. Included in net capital expenditures made during 2014 was $36 million relating to the Bellatrix Alder Flats Plant project.

- Bellatrix continued the construction of the Bellatrix Alder Flats Plant, which will be developed in two phases with a total sales gas capacity of 220 mmcf/d. Phase I and II of the plant remain on schedule and on budget for a July 2015 and 2017 start-up, respectively.

- In the year ended December 31, 2014, Bellatrix posted a 100% drilling success rate, drilling and/or participating in 110 gross (59.1 net) wells, consisting of 63 gross (36.4 net) Cardium oil wells, 34 gross (16.2 net) Spirit River liquids-rich gas wells, and 13 gross (6.5 net) Cardium gas wells. Bellatrix's drilling activity in 2014 was weighted 57% towards oil wells and 43% towards natural gas wells.

- During the fourth quarter of 2014, Bellatrix drilled and/or participated in 12 gross (7.1 net) wells, consisting of 3 gross (2.0 net) Cardium oil wells, 7 gross (3.8 net) Spirit River liquids-rich gas wells, and 2 gross (1.3 net) Cardium gas wells. Bellatrix's fourth quarter 2014 drilling activity was weighted 25% towards oil wells and 75% towards natural gas wells.

- During the fourth quarter of 2014, Bellatrix completed two transactions acquiring complementary assets within its core Ferrier area of West Central Alberta for total cash consideration after adjustments of approximately $151 million. Approximately 2,920 boe/d of unrestricted production, 19.9 mmboe of proved reserves, and 7.5 mmboe of probable reserves were acquired as a result of the transactions.

- As at December 31, 2014, Bellatrix had approximately 385,685 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL HIGHLIGHTS

- Earnings for the year ended December 31, 2014 were $163.1 million, up 128% over $71.7 million in 2013. In the fourth quarter of 2014, Bellatrix realized earnings of $54.8 million, an increase of 147% from $22.2 million realized in the same period of 2013.

- Revenue before other income, royalties, and commodity price risk management contracts for the year ended December 31, 2014 increased by 99% to $574.3 million, compared to $288.3 million realized in 2013. Total crude oil, condensate, and NGL revenues contributed 53% of total 2014 revenue before other income, royalties, and commodity price risk management contracts, compared to 59% in 2013.

- Revenue before other income, royalties, and commodity price risk management contracts increased by 55% to $126.7 million for the three months ended December 31, 2014, compared to $81.7 million realized in the fourth quarter of 2013. Total crude oil, condensate, and NGL revenues contributed 48% of total fourth quarter 2014

revenue before other income, royalties, and commodity price risk management contracts, compared to 57% in the fourth quarter of 2013.

- Funds flow from operations generated in the year ended December 31, 2014 was $270.8 million ($1.48 per basic share), an increase of 89% from $143.5 million ($1.27 per basic share) in 2013. Funds flow from operations for the fourth quarter of 2014 totaled $61.8 million ($0.32 per basic), an increase of 57% from $39.3 million ($0.31 per basic share) in the fourth quarter of 2013.

- Production expenses totaled $120.1 million ($8.64/boe) for the year ended December 31, 2014, compared to $69.7 million ($8.74/boe) in 2013. In the three months ended December 31, 2014, production expenses totaled $37.8 million ($9.57/boe), compared to $19.2 million ($8.70/boe) recorded in the fourth quarter of 2013. Production expenses increased on a per boe basis between the fourth quarters of 2014 and 2013 due to one-time adjustments of $1.42/boe primarily attributable to turnarounds on third party operated facilities as well as realized facility equalizations. Excluding these one-time adjustments, production expenses per boe for the three months ended December 31, 2014 were $8.15/boe.

- The corporate operating netback for the year ended December 31, 2014 was $24.34/boe, an increase of 17% compared to $20.76/boe in the 2013 year. After including commodity risk management contracts, the corporate operating netback for the year ended December 31, 2014 was $22.04/boe, compared to $20.99/boe in 2013.

- The corporate operating netback realized for the three months ended December 31, 2014 decreased by 24% to $16.12/boe compared to $21.10/boe in the fourth quarter of 2013. After including commodity risk management contracts, the corporate operating netback for the fourth quarter of 2014 was $18.56/boe, compared to $20.64/boe in the fourth quarter of 2013.

- General and administrative ("G&A") expenses, net of capitalized G&A and recoveries, for the year ended December 31, 2014 were $25.4 million ($1.83/boe), compared to $16.2 million ($2.03/boe) in 2013.   In the fourth quarter of 2014, G&A, net of capitalized G&A and recoveries, were $9.2 million ($2.33/boe), compared to $5.6 million ($2.53/boe) in the fourth quarter of 2013.

- As at December 31, 2014, Bellatrix had $175.2 million undrawn on its total $725 million credit facilities.

- Total net debt as of December 31, 2014 was $637.7 million.

- At December 31, 2014, Bellatrix had approximately $1.64 billion in tax pools available for deduction against future income.

RESERVES UPDATE

2014 marked another successful and profitable growth year for Bellatrix. The Company delivered a 100% success rate through the drill bit, anchoring another strong year of reserves growth as punctuated by the following achievements:

- Bellatrix benefitted from its largest capital program in the Company's history which provided 18% growth in 2P reserves to a total of 250 million boe with a 10% NPVBT of $2.1 billion in 2014. The NPVBT value was relatively unchanged from year end 2013 despite a material contraction in average near term (2 year) natural gas and oil price forecasts used by independent reserve evaluators.

- 1P reserves grew 30% year over year to 161 million boe.

- PDP reserves grew 37% to 74 million boe with a 10% NPVBT value of $932 million, equivalent to $4.85 per basic share.

- As at December 31, 2014 Proved plus Probable reserves were comprised of 80 million barrels of oil and natural gas liquids as well as 1.0 trillion cubic feet of natural gas, with a 32% liquids weighting on a boe basis.

- Proved plus Probable reserves added at a FD&A cost of $12.13/boe, excluding future development capital ("FDC") requirements. Including FDC requirements, FD&A totaled $13.22/boe. Excluding approximately $36 million

invested in the Bellatrix deep-cut plant during 2014, 2P FD&A costs averaged $11.48/boe and $12.58/boe excluding and including FDC respectively.

- Excluding FDC, Bellatrix delivered a 2P Recycle Ratio of 1.82x on total 2014 capital, and 1.92x excluding $36 million spent directly on its deep-cut gas plant project.

- Bellatrix's December 31, 2014 net asset value of $1.7 billion, equivalent to $9.01/share using a 10% per year discount to future net revenue adjusted for year-end net debt, seismic, and land value.

- The Company replaced 369% of total production in 2014.

- The Company's calculated 1P reserve life index improved by 16% to 10.6 years and is 13.3 years based on 2P reserves.

See March 9, 2015 news release "Bellatrix Announces Growth to 250 Million BOE in Proved Plus Probable Reserves Establishing a 2P Net Asset Value of $9.01 Per Share" for additional information.

OUTLOOK

Looking ahead, 2015 represents a transformational year for the Company given the strategic infrastructure investment made over the past several years. The decision to build, maintain, and control operatorship of key strategic infrastructure remains critical to the Company's long term sustainability and growth objectives. In response to continued capricious behavior of oil and gas prices, Bellatrix announced on January 29, 2015 an updated 2015 net capital budget to not exceed $200 million. Bellatrix will revisit its capital budget on a continuous basis, will strategically review all sources and costs of capital available to the Company including monetization of assets, and will further curtail capital spending, if necessary, in order to preserve its balance sheet until commodity prices firmly recover.

Despite current commodity price headwinds, the Company maintains focus on profitability for our shareholders. Drilling and completion capital is focused principally on drilling Spirit River liquids rich natural gas wells that deliver superior rates of return at current commodity prices. The Company's differentiated joint venture strategy provides additional insulation from weak commodity prices given the enhanced economic returns and improved capital efficiencies achieved from spending under these funding sources. Bellatrix expects to access up to $85 million of joint venture capital in 2015 pursuant to its existing joint venture arrangements.

The Company is also focused on the execution of Phase 1 of the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats. Phase 1 of the aforementioned deep-cut gas plant is on budget and is anticipated to be on-stream on or before July 1, 2015.   Bellatrix anticipates significant benefits from our infrastructure investment including the ability to grow unfettered with improved operational reliability, increased revenue from enhanced liquids extraction, and reduced operating costs.

Bellatrix continues to do more with less, and despite the reduction in spending year over year, the Company is positioned to deliver full year annual average production growth of 14% in 2015. Additionally, the Company has seen service cost reductions in its 2015 activities by up to 15% in some areas, which provide further potential benefits not currently captured in our $200 million budget.

With three year 2P FD&A costs averaging $10.05/boe, Bellatrix continues to demonstrate its efficacy as a low cost finder and producer of hydrocarbons. The Company continues to drive down production costs, reducing its already low cost profile by 6% in 2014 to $8.23/boe after removing one time adjustments, with further cost reductions expected in 2015. Finally, Bellatrix recognized a 10% reduction in G&A costs in 2014 to $1.83/boe, and remains acutely focused on continued cost containment in all areas of our business.

We want to thank our employees for their unwavering commitment to excellence and their continued pursuit of improvement in all aspects of our business. Bellatrix remains well positioned to continue delivering value for shareholders through the full cycle, and we look forward to providing further updates through 2015 as we execute on our strategy.

2015 Guidance

	2015 Forecast
Average daily production (boe/d)	
Low range	43,000
High range	44,000
Average product mix	
Crude oil, condensate and NGLs (%)	33
Natural gas (%)	67
Capital spending ($ millions) [1]	200
Expenses ($/boe)	
Production	8.25
General and administrative (after capitalized G&A and recoveries)	1.50

[1] Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

Subsequent to December 31, 2014, Bellatrix entered into a series of commodity price risk management contracts summarized below:

	Q1 2015	Q2 2015	Q3 2015	Q4 2015
Natural gas volumes (mmcf/d)	47.2	156.7	156.7	85.9
Average price ($/mcf) [1]	$3.13	$2.93	$2.93	$2.94
Oil volumes (bbl/d)	1,967	3,000	3,000	3,000
Average fixed price ($/bbl) [2]	$70.34	$70.34	$70.34	$70.34

[1] The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8Mj/m3.
[2] Oil hedges are Canadian dollar WTI equivalent.

OPERATIONAL REVIEW

Key Operational Area

Sales Volumes

		Three months ended December 31,		Year ended December 31,	
		2014	2013	2014	2013
Crude oil and condensate	(bbls/d)	6,139	4,286	6,336	3,877
NGLs (excluding condensate)	(bbls/d)	7,065	3,278	6,133	2,612
Total crude oil, condensate, and NGLs	(bbls/d)	13,204	7,564	12,469	6,489
Natural gas	(mcf/d)	178,443	98,423	153,575	92,042
Total sales volumes (6:1 conversion)	(boe/d)	42,945	23,968	38,065	21,829

Sales volumes for the year ended December 31, 2014 increased by 74% to average 38,065 boe/d compared to 21,829 boe/d in 2013. Total crude oil, condensate and NGLs averaged approximately 33% of sales volumes for 2014, compared to 30% in 2013. Sales volumes for the three months ended December 31, 2014 averaged 42,945 boe/d, an increase of 79% from an average of 23,968 boe/d realized in the fourth quarter of 2013. The weighting towards crude oil, condensate and NGLs for the three months ended December 31, 2014 was 31%, compared to 32% in the fourth quarter of 2013.

During 2014 Bellatrix experienced tightness in available processing capacity in its core area as interruptible capacity became congested due to both system constraints and the influx of new production in the area due to significant drilling with the application of new horizontal drilling and multi-stage fracing technology by all of the area operators. The area plant throughputs are further impacted by fluctuations in the TransCanada system pressures which are forecasted to remain high through the summer to accommodate their maintenance programs. In order to address these production constraints, Bellatrix completed multiple projects in 2014, and is working indefatigably on completion of the first 110 mmcf/d phase of the Bellatrix Alder Flats Plant, expected to be on-stream by July 2015. This strategic endeavor

provides for potential volume growth and total processing capability net to Bellatrix's working interest of over 60,000 boe/d by July 2015.

Drilling Activity - 2014

	Three months ended December 31, 2014			Year ended December 31, 2014		
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	3	2.0	100%	63	36.4	100%
Spirit River liquids-rich natural gas	7	3.8	100%	34	16.2	100%
Cardium natural gas	2	1.3	100%	13	6.5	100%
Total	12	7.1	100%	110	59.1	100%

Drilling Activity - 2013

	Three months ended December 31, 2013			Year ended December 31, 2013		
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	24	16.2	100%	57	41.2	100%
Spirit River liquids-rich natural gas	10	4.4	100%	22	10.8	100%
Cardium natural gas	1	0.8	100%	1	0.8	100%
Total	35	21.4	100%	80	52.8	100%

In the year ended December 31, 2014, Bellatrix posted a 100% success rate, drilling and/or participating in 110 gross (59.1 net) wells, consisting of 63 gross (36.4 net) Cardium oil wells, 34 gross (16.2 net) Spirit River liquids-rich gas wells, and 13 gross (6.5 net) Cardium gas wells. Bellatrix's drilling activity in 2014 was weighted 57% towards oil wells, and 43% towards natural gas wells. During the fourth quarter of 2014, Bellatrix drilled and/or participated in 12 gross (7.1 net) wells, consisting of 3 gross (2.0 net) Cardium oil wells, 7 gross (3.8 net) Spirit River liquids-rich gas wells, and 2 gross (1.3 net) Cardium gas wells. Bellatrix's fourth quarter 2014 drilling activity was weighted 25% towards oil wells and 75% towards natural gas wells. Drilling activity was curtailed in the fourth quarter of 2014 due to changes in the economic environment.

By comparison, during the year ended December 31, 2013, Bellatrix drilled and/or participated in 80 gross (52.8 net) wells, consisting of 57 gross (41.2 net) Cardium light oil horizontal wells, 22 gross (10.8 net) Spirit River liquids-rich gas wells, and one gross (0.8 net) Cardium gas well. Bellatrix's drilling activity in 2013 was weighted 71% towards oil wells and 29% towards gas wells. During the final quarter of 2013, Bellatrix drilled and/or participated in 35 gross (21.4 net) wells, consisting of 24 gross (16.2 net) Cardium light oil horizontal wells, 10 gross (4.4 net) Spirit River liquids-rich gas wells, and one gross (0.8 net) Cardium gas well. Bellatrix's drilling activity in the fourth quarter of 2013 was weighted 69% towards oil wells and 31% towards gas wells.

Capital Expenditures

Bellatrix invested $504.5 million in exploration and development capital projects, excluding property acquisitions and dispositions during the year ended December 31, 2014, compared to $281.0 million in 2013. During the three months ended December 31, 2014, Bellatrix invested $81.9 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $101.2 million in the same period in 2013.

Capital Expenditures

($000s)	Three months ended December 31, 2014	Three months ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013
Lease acquisitions and retention	2,878	3,225	16,701	11,190
Geological and geophysical	(103)	47	1,601	140
Drilling and completion costs	70,980	81,756	298,313	211,912
Facilities and equipment	41,039	16,204	220,773	57,767
Property transfers – cash	(32,921)	–	(32,921)	–
Capital – exploration and development [1]	81,873	101,232	504,467	281,009
Capital – corporate assets [2]	3,346	4,282	11,163	9,270
Property acquisitions	148,857	10,385	176,428	13,386
Total capital expenditures – cash	234,076	115,899	692,058	303,665
Property dispositions – cash	(1,435)	(16,700)	(9,809)	(70,942)
Total net capital expenditures – cash	232,641	99,199	682,249	232,723
Corporate acquisition – non-cash	-	595,891	-	595,891
Property acquisitions – non-cash	56,845	-	68,616	-
Other – non-cash [3]	7,767	11,836	20,000	12,187
Total non-cash	64,612	607,727	88,616	608,078
Total capital expenditures - net	297,253	706,926	770,865	840,801

[1] Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

[2] Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

[3] Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

Major Acquisitions / Transfer

During the fourth quarter of 2014, Bellatrix completed two transactions acquiring complementary assets within its core Alder Flats area of West Central Alberta (greater Ferrier region) for total cash consideration after adjustments of approximately $151 million. The strategic tuck-in acquisitions added approximately 2,920 boe/d of unrestricted production (79% natural gas, 21% liquids), and largely represented the consolidation of working interest ownership from existing wellbores and Mannville formation rights. Estimated reserve additions from the two transactions totaled 19.9 mmboe of proved reserves and 7.5 mmboe of probable reserves.

In the fourth quarter of 2014, Bellatrix completed the transfer of minority interests totaling 40% in Phase I and Phase II of its new Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at the Alder Flats area of Alberta and related pipeline infrastructure currently under construction at cost to Keyera Partnership and O'Chiese Gas Plant GP Inc. The transfer of minority interests in the Plant is consistent with the Company's strategy to maintain operatorship and control of strategic facilities, while being a good steward of available capital. The transaction aligns the Company's working interest processing capacity in the facilities with its forecasted average net working interest volumes to be processed through the plant.

In a separate transaction, Bellatrix entered into an arrangement with Keyera whereby Bellatrix has secured 19 mmcf/d of firm service processing capacity, which will increase to 30 mmcf/d on April 1, 2016 at Keyera's Strachan deep-cut gas plant. The Keyera Strachan plant is well connected to multiple gathering pipelines and has inlet compression, gas dehydration, and deep-cut natural gas liquids recovery. The addition of firm service capacity is anticipated to improve overall operational reliability and facilitate execution of the Company's projected growth from the area.

Major Projects

Bellatrix continued the construction of the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at the Alder Flats area of Alberta. The plant will be developed in two phases with a sales capacity of 220 mmcf/d. Phase I and Phase II of the plant are both designed to process up to 110 mmcf/d each. Phase I of the plant remains on schedule and on budget for a July 2015 start-up.

Grafton $250 Million Additional Commitment

On September 30, 2014, Bellatrix announced that based upon the success of the first joint venture with Grafton, Bellatrix has entered into a new multi-year joint venture arrangement with Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc. pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. The joint venture funding is available immediately; however, Bellatrix expects the funds to be spent primarily from 2016 through 2018. Between Grafton and CNOR, a total of $500 million has been committed to the development of Bellatrix's lands.

Undeveloped land

At December 31, 2014, Bellatrix had approximately 385,685 undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW
Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

	Three months ended December 31,		Year ended December 31,	
($000s, except per share amounts)	2014	2013	2014	2013
Cash flow from operating activities	90,459	38,025	294,828	128,458
Per basic share	0.47	0.30	1.61	1.14
Per diluted share	0.47	0.29	1.59	1.11
Funds flow from operations	61,757	39,349	270,753	143,459
Per basic share	0.32	0.31	1.48	1.27
Per diluted share	0.32	0.30	1.46	1.24
Net profit	54,830	22,195	163,123	71,675
Per basic share	0.29	0.17	0.89	0.63
Per diluted share	0.29	0.17	0.88	0.62

Bellatrix's cash flow from operating activities for the year ended December 31, 2014 increased by 130% to $294.8 million ($1.61 per basic share and $1.59 per diluted share) from $128.5 million ($1.14 per basic share and $1.11 per diluted share) generated during the 2013 year. Bellatrix generated funds flow from operations of $270.8 million ($1.48 per basic share and $1.46 per diluted share) in the year ended December 31, 2014, an increase of 89% from $143.5 million ($1.27 per basic share and $1.24 per diluted share) generated in 2013.

Bellatrix's cash flow from operating activities for the three months ended December 31, 2014 increased by 138% to $90.5 million ($0.47 per basic and diluted share) from $38.0 million ($0.30 per basic share and $0.29 per diluted share) generated in the fourth quarter of 2013. Bellatrix generated funds flow from operations of $61.8 million ($0.32 per basic and diluted share) in the fourth quarter of 2014, an increase of 57% from $39.3 million ($0.31 per basic share and $0.30 per diluted share) generated in the comparative 2013 period.

For the year ended December 31, 2014, Bellatrix recognized a net profit of $163.1 million ($0.89 per basic share and $0.88 per diluted share), compared to a net profit of $71.7 million ($0.63 per basic share and $0.62 per diluted share) in 2013.

For the three months ended December 31, 2014, Bellatrix recognized a net profit of $54.8 million ($0.29 per basic share and $0.29 per diluted share), compared to a net profit of $22.2 million ($0.17 per basic share and $0.17 per diluted share) in the fourth quarter of 2013.

Operating Netback – Corporate (before risk management)

($/boe)	Three months ended December 31,		Year ended December 31,	
	2014	2013	2014	2013
Sales	32.07	37.05	41.33	36.18
Production	(9.57)	(8.70)	(8.64)	(8.74)
Transportation	(1.05)	(1.02)	(1.17)	(0.88)
Royalties	(5.33)	(6.23)	(7.18)	(5.80)
Operating netback	16.12	21.10	24.34	20.76

For the year ended December 31, 2014, the corporate operating netback (before commodity risk management contracts) was $24.34/boe, an increase of 17% compared to $20.76/boe in the 2013 year. Operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the fourth quarter of 2014 averaged $16.12/boe, a decrease of 24% from the $21.10/boe realized during the same period in 2013.

Revenue before other income, royalties, and commodity price risk management contracts increased by 55% to $126.7 million for the three months ended December 31, 2014, compared to $81.7 million realized in the fourth quarter of 2013. Total crude oil, condensate, and NGL revenues contributed 48% of total fourth quarter 2014 revenue before other income, royalties, and commodity price risk management contracts, compared to 57% in the three months ended December 31, 2013.

Production expenses totaled $120.1 million ($8.64/boe) for the year ended December 31, 2014, compared to $69.7 million ($8.74/boe) in the 2013 year. In the year ended December 31, 2014, production expenses increased overall but decreased on a per boe basis when compared to 2013. In the three months ended December 31, 2014, production expenses totaled $37.8 million ($9.57/boe), compared to $19.2 million ($8.70/boe) recorded in the same period of 2013. Production expenses increased on a per boe basis between the fourth quarters of 2014 and 2013 due to one-time adjustments of $1.42/boe primarily attributable to turnarounds on third party operated facilities as well as realized facility equalizations. Excluding these one-time adjustments, production expenses per boe for the three months ended December 31, 2014 were $8.15/boe.

For the year ended December 31, 2014, royalties incurred totaled $99.8 million, compared to $46.2 million incurred in the 2013 year. Overall royalties as a percentage of revenue (after transportation costs) in 2014 were 18% compared with 16% in 2013. In the three months ended December 31, 2014, Bellatrix incurred royalties of $21.0 million, compared to $13.8 million in the fourth quarter of 2013. Overall royalties as a percentage of revenue (after transportation costs) in 2014 were 17% in the fourth quarters of 2014 and 2013.

Commodity Prices

Average Commodity Prices

	Three months ended December 31,			Year ended December 31,		
	2014	2013	% Change	2014	2013	% Change
Exchange rate *(US$/CDN$1.00)*	0.8802	0.9528	(8)	0.9054	0.9712	(7)
Crude oil:						
WTI *(US$/bbl)*	73.20	97.61	(25)	92.21	98.05	(6)
Edmonton par – light oil / Canadian Light crude blend *($/bbl)* [1]	74.37	86.26	(14)	93.99	93.24	1
Bellatrix's average prices *($/bbl)*						
Crude oil and condensate	71.92	82.46	(13)	91.41	91.45	-
NGLs (excluding condensate)	31.26	46.20	(32)	42.74	43.85	(3)
Total crude oil and NGLs	50.17	66.75	(25)	67.47	72.29	(7)
Total crude oil and NGLs (including risk management [2])	57.16	64.32	(11)	65.14	69.82	(7)
Natural gas:						
NYMEX *(US$/mmbtu)*	3.83	3.85	(1)	4.26	3.73	14
AECO daily index *(CDN$/mcf)*	3.60	3.53	2	4.50	3.17	42
AECO monthly index *(CDN$/mcf)*	4.01	3.15	27	4.41	3.16	40
Bellatrix's average price *($/mcf)*	4.01	3.89	3	4.77	3.49	37
Bellatrix's average price (including risk management [2]) *($/mcf)*	4.08	3.97	3	4.39	3.71	18

[1] Edmonton par – light oil prices were discontinued as of May 1, 2014 and replaced by Canadian Light crude blend. 2014 prices reflect the Canadian Light crude blend, while 2013 prices reflect the Edmonton par – light oil.

[2] Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Strong prices for both oil and natural gas in the first half of 2014 contributed to significant drilling activity in North America, resulting in supply growth of both crude oil and natural gas. Increased supply led to a supply-demand imbalance, which resulted in price deterioration for both crude oil and natural gas markets late in 2014.

The global oil markets late in 2014 reacted with a significant price deterioration to the over-supply created from continued production growth from shale plays in the United States, slower than anticipated global demand growth, and sustained production from the OPEC. The sell-off in global oil prices was a market reaction to restore the supply-demand balance, given that OPEC did not reduce production.

Current oil prices are below marginal supply costs for new production from many areas and have resulted in a significant reduction in 2015 budgeted capital spending for the global energy sector. Bellatrix expects reduced drilling activity to slow supply growth and re-balance markets; however, there will be a lag between drilling activity levels and resultant oil production decreases due to the life cycle of well completions and tie-ins. In addition to re-balancing supply and demand, it is expected that the decline in drilling activity will result in a meaningful decrease in oilfield service costs which should contribute to improved rates of return at lower commodity prices and a more efficient energy sector.

For crude oil and condensate, Bellatrix realized an average price of $91.41/bbl before commodity price risk management contracts during the year ended December 31, 2014, consistent with the average price of $91.45/bbl received in the 2013 year. In comparison, the Edmonton par/Canadian Light price increased by 1% and the average WTI crude oil benchmark price decreased by 6% between the 2014 and 2013 years. In the fourth quarter of 2014 Bellatrix realized an average price of $71.92/bbl before commodity price risk management contracts for crude oil and condensate, a decrease of 13% the average price of $82.46/bbl received in the fourth quarter of 2014. In comparison, the Edmonton par/Canadian Light price decreased by 14% and the average WTI crude oil benchmark price decreased by 25% between the 2014 and 2013 periods.

Bellatrix's average realized price for NGLs (excluding condensate) decreased by 3% to $42.74/bbl during the 2014 year, compared to $43.85/bbl received in the 2013 year. Bellatrix's average realized price for NGLs (excluding condensate) decreased by 32% to $31.26/bbl during the fourth quarter of 2014, compared to $46.20/bbl received in the 2013 period.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix's natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the year ended December 31, 2014, the AECO daily reference price increased by 42% and the AECO monthly reference price increased by approximately 40% compared to the 2013 year. Bellatrix's natural gas average sales price before commodity price risk management contracts for the 2014 year increased by 37% to $4.77/mcf compared to $3.49/mcf in 2013. During the fourth quarter of 2014, the AECO daily reference price increased by 2% and the AECO monthly reference price increased by approximately 27% compared to the fourth quarter of 2013. Bellatrix's natural gas average sales price before commodity price risk management contracts for the final quarter of 2014 increased by 3% to $4.01/mcf compared to $3.89/mcf in the same period in 2013.

Credit Facilities

Bellatrix maintains extendible revolving reserves-based credit facilities with a syndicate of lenders that mature May 2017. The credit facilities do not require any mandatory principal payments prior to maturity and can be further extended beyond May 2017 with the consent of the lenders. As of December 31, 2014, the credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian chartered bank and a $650 million syndicated facility provided by nine financial institutions. The available credit facilities and related borrowing base are subject to semi-annual reviews in May and November of each year.

In the Company's semi-annual borrowing base review for November 30, 2014, Bellatrix and its lenders agreed to increase the borrowing base and credit facilities to $725 million from $625 million. The 16% increase of $100 million to the borrowing base and credit facilities was the result of Bellatrix's strong 2014 drilling results during the first nine months of 2014, combined with benefits derived from the first of its two tuck-in acquisitions completed during the fourth quarter of 2014 (excluding the announced $118.0 million acquisition), cumulatively delivering significant reserves, and production growth.

As at December 31, 2014, the Company had outstanding letters of credit totaling $0.7 million that reduce the amount otherwise available to be drawn on the syndicated facility, and the Company had approximately $174.5 million or 24% of unused and available bank credit under its credit facilities.

The agreement governing the credit facilities has established financial covenants of Total Debt[1] to EBITDA[2] at or below 3.5 times, Senior Debt[3] to EBITDA at or below 3.0 times, and EBITDA to interest expense of not less than 3.5 times (twelve months trailing).

Effective March 11, 2015, the Company's lending syndicate has agreed to revise certain of the financial covenants in response to the recent decline in commodity prices. The Total Debt to EBITDA and Senior Debt to EBITDA financial covenants have been revised such that they each must not exceed:

- 4.75 times for the fiscal quarters ending September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016

- 4.0 times for the fiscal quarters ending September 30, 2016, December 31, 2016, and March 31, 2017

During the periods in which these revised financial covenants are in place, the additional automatic relaxation of the debt to EBITDA financial covenants following a material acquisition will not apply. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) and the maximum Total Debt to EBITDA ratio will return to 3.5 times (4.0 times for the two fiscal quarters immediately following a material acquisition).

The minimum EBITDA to interest expense ratio of 3.5 times remains unchanged.

As a corollary to these expanded financial covenants, the applicable margin rate will range from 0.8% to 4.75%, depending on the type of borrowing and the Company's Senior Debt to EBITDA ratio and the standby fee will range from 0.405% to 1.06875% on the undrawn portion of the credit facilities, depending on the Company's Senior Debt to EBITDA ratio.

[1] *"Total Debt" is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.*

[2] *"EBITDA" refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities, which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition and disposition activity and is calculated based on a trailing twelve month basis.*

[3] *"Senior Debt" is defined as Total Debt, excluding any unsecured or subordinated debt. Bellatrix currently does not have any subordinated or unsecured debt.*

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BXE". For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix's annual financial and reserves results and address investor questions will be held on March 12, 2015 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until March 19, 2015 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 94534280 followed by the pound sign.

NON-GAAP and other measures

The highlights section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Net debt and total net debt are considered to be additional GAAP measures. Therefore reference to the additional measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company's 2014 calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

Operating netbacks and total capital expenditures – net are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix's liquidity and its ability to generate funds to finance its operations.

FORWARD LOOKING STATEMENTS

Certain information contained herein may contain forward looking statements including management's assessment of future plans, operations and strategy, drilling plans and the timing thereof, commodity price risk management strategies, 2015 capital expenditure budget, the expectation of management to revisit its capital budget on a continuous basis, the nature of expenditures and the method of financing thereof, expected 2015 production expenses, general and administrative expenses, royalty rates and operating costs, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, estimated capital expenditures and wells to be drilled under joint venture agreements, the ability to fund the 2015 capital expenditure program utilizing various available sources of capital, expected 2015 production growth, average daily production and exit rate, plans to continue commodity risk management strategies, timing of redetermination of borrowing base, plans for additional facilities and infrastructure and timing and effects thereof, expected cost and timing for completion of the Bellatrix Alder Flats Plant, expected additional ability to grow production resulting from completing the Bellatrix Alder Flats Plant, expectation that Phase I of the Bellatrix Alder Flats Plant will be completed on schedule and on budget, the expectation that the addition of firm service capacity is anticipated to improve overall operational reliability and facilitate the execution of the Company's projected growth, timing of commissioning of new facilities, including the Bellatrix Alder Flats Plant, and the impact and anticipated benefits of infrastructure investments, expected timing of expenditure of funds under the CNOR Joint Venture, the expectation that 2015 will represent a transformational year for the Company given the strategic infrastructure investment made over the past several years, the expectation that the Company's differentiated joint venture strategy will provide additional insulation from weak commodity prices given, the expectation that reduced service costs may provide further benefits in 2015, and the expected 2015 net production from certain assets acquired in the Alder Flats area of Alberta in the fourth quarter of 2014, and may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 11, 2015 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

FINDING, DEVELOPMENT AND ACQUISITION COSTS

Finding and development costs including acquisitions and dispositions have been presented herein. While National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities requires that the effects of acquisitions and dispositions be excluded, FD&A costs have been presented because acquisitions and dispositions can have a significant impact on the Company's ongoing reserve replacement costs and excluding these amounts could result in an inaccurate portrayal of the Company's cost structure. The Company's finding and development costs, excluding the effects of acquisitions and dispositions, for 2014 were $18.56/boe on a proved basis and $23.80/boe on a proved plus probable

basis. The Company's finding and development costs, excluding the effects of acquisitions and dispositions, for 2013 were $10.67/boe on a proved basis and $9.65/boe on a proved plus probable basis. The Company's average finding and development costs for the last three years, excluding the effects of acquisitions and dispositions, were $13.45/boe on a proved basis and $11.69/boe on a proved plus probable basis. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

NET ASSET VALUE

Net asset value, as at December 31, 2014, as presented herein is based on the Sproule Associates Limited evaluation of future net revenue of the Company's proved plus probable reserves before tax, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties, an internal estimated value for undeveloped land as at December 31, 2014, 26.1% of $99.8 million replacement value for seismic data based on seismic costs to buy data at an average of $1,500/km for 2d and $14,500/km2 for 3D, and the Company's net debt as at December 31, 2014. The calculation per share is based on 191.95 million common shares outstanding as at December 31, 2014. See Bellatrix's press release dated March 9, 2015 for further details on the calculation of net asset value presented herein.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.